Exhibit 1.01

Conflict Minerals Report

Filed May 31, 2019

(For the calendar year ended December 31, 2018)

Introduction

This Conflict Minerals Report is being filed by Target Corporation (“Target”) pursuant to Rule 13p-1 under the Securities Exchange Act and Form SD (collectively, the “Conflict Minerals Rule”). As used in this report, consistent with the Conflict Minerals Rule, “3TG” means columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten.

A.  Applicability of the Conflict Minerals Rule to Target

Target is a retailer selling both everyday essentials and fashionable, differentiated merchandise at discounted prices. Target does not manufacture any of the products it sells. A significant portion of Target’s sales is from national brand merchandise. Approximately one-third of Target’s fiscal 2018 sales related to owned and exclusive brand products. Target may be subject to the requirements of the Conflict Minerals Rule because of the degree of influence that it may exercise over the materials, parts, ingredients, or components of some of its owned and exclusive brand products that contain necessary 3TG.

For 2018, for purposes of its compliance with the Conflict Minerals Rule, Target had potentially in-scope products in the owned and exclusive brand merchandise categories in the table below (the “Surveyed Product Categories”). As discussed herein, for 2018, Target’s outreach included all of the vendors of products that were identified as possibly containing 3TG within the Surveyed Product Categories (the “Surveyed Vendors”), regardless of whether the products of a particular vendor were believed to contain necessary 3TG and regardless of whether Target may have contracted to manufacture those products.

Owned and Exclusive Brand Merchandise Categories
Apparel and Home Textiles
Electronics, Lighting, Kitchenware, and Small Appliances
Home Improvement and Automotive
Footwear and Luggage
Accessories, Jewelry, and Watches
Furniture, Home Décor, Bath, and Seasonal Merchandise
Lawn and Garden
Health and Beauty Products
Toys, Sporting Goods, and Pet Supplies
Paper, Office, Stationery, and Scrapbooking

The merchandise categories listed above are intended to summarize the types of owned and exclusive brand products Target sells that might be within the scope of the Conflict Minerals Rule and, as a result, are different than the five product categories Target uses for purposes of its other periodic reports filed with the Securities and Exchange Commission that cover all of the products it sells.

For 2018, Target was unable to determine the origin of at least a portion of the necessary 3TG contained in the products of Surveyed Vendors. In some instances, Surveyed Vendors reported that for 2018 they did not source from the Democratic Republic of the Congo (the “DRC”) or an adjoining country. However, Target did not conclude that any of its in-scope products were “DRC conflict free” within the meaning of the Conflict Minerals Rule. Target’s findings about the source of necessary 3TG in products from Surveyed Vendors for 2018 were limited by the fact that some vendors did not respond to Target’s survey, many Surveyed Vendors reported only partial supply chain information, and most vendors did not provide information about the source of necessary 3TG on an individual product basis, instead providing aggregate information for all of their products.

Target does not do any direct business with any smelters or refiners of 3TG. As a “downstream” company (which means a company between the smelter or refiner and the consumer), Target must rely on its vendors to provide accurate, reliable information about 3TG in its supply chain. Target also believes that, in most cases, it is several or more vendor tiers removed from the smelters and refiners of 3TG used in its products. However, through the efforts described in this Conflict Minerals Report, including its support of multi-stakeholder initiatives, Target is helping to address some of those difficulties presented to downstream companies and to encourage responsible sourcing in its supply chain.

B.  Target’s Conflict Minerals Policy; Participation in Industry Initiatives

Target supports the humanitarian goals of the Conflict Minerals Rule and recognizes the adverse impact from mining and trade of 3TG by armed groups in the DRC and its adjoining countries. Target seeks to neither finance nor benefit those armed groups directly or indirectly.

Target also recognizes that there are many smelters and refiners that source from the DRC and its adjoining countries whose activities do not finance or benefit armed groups and who are certified as “Conformant” (as defined in Annex A). In order to avoid the undue harm to local populations that a generalized embargo upon this region could perform, Target encourages its suppliers to identify Conformant smelters and refiners within the DRC and its adjoining countries and to source from them when commercially practicable.

Target’s conflict minerals policy (the “Conflict Minerals Policy”) seeks to balance Target’s objectives of ensuring that its business activities do not finance or benefit armed groups and providing support to Conformant smelters and refiners in the DRC and its adjoining countries. The Conflict Minerals Policy states that Target will not knowingly purchase or sell any owned or exclusive brand product that contains 3TG that finances armed conflict in the DRC or an adjoining country. The Conflict Minerals Policy also encourages Target’s suppliers to source from smelters and refiners within the DRC and its adjoining countries that are certified as Conformant.

The Conflict Minerals Policy also includes Target’s expectation that each of the vendors with which it contracts to manufacture will:

1.             Adopt a policy relating to 3TG sourcing that is consistent with Target’s Conflict Minerals Policy and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (the “OECD Due Diligence Guidance”);

2.             Complete a conflict minerals reporting template, which is the standard form developed by the Responsible Minerals Initiative (the “RMI”) for gathering information regarding 3TG usage and related sourcing procedures (the “Reporting Template”);

3.             Exercise due diligence in seeking upstream information to support the vendor’s responses to the questions in the Reporting Template;

4.             Use smelters and refiners certified as “Conformant,” but avoid a generalized embargo of smelters or refiners in the DRC region; and

5.             Make available its due diligence in determining the source of its 3TG upon Target’s request.

Target was engaged in early efforts to further responsible sourcing of 3TG. Target was a founding Executive Committee Member of the Retail Industry Leaders Association Conflict Minerals Workgroup, a multi-year program that helped retailers navigate the issues, compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools, and key partnerships.  Target is also aligned with the efforts of Oxfam’s and Earthworks’ “No Dirty Gold” campaign and worked with Business for Social Responsibility to develop training for vendors.  Target continues to be engaged with multi-stakeholder initiatives that encourage responsible 3TG sourcing and is a member of and participates in the RMI.

C.  Reasonable Country of Origin Inquiry Information

For 2018, Target conducted a “reasonable country of origin inquiry” within the meaning of the Conflict Minerals Rule. To the extent applicable, Target used the same processes and procedures for its reasonable country of origin inquiry as it used for its due diligence efforts (in particular, Steps 1 and 2 of the OECD Due Diligence Guidance, which are discussed later in this Conflict Minerals Report).

Target’s outreach to Surveyed Vendors included inquiries of 536 owned and exclusive brand vendors of products that were identified as possibly containing 3TG within the Surveyed Product Categories, regardless of whether the products of a particular vendor were believed to contain necessary 3TG and regardless of whether Target contracted to manufacture those products. For 2018, Target received responses from 496, or approximately 93%, of the Surveyed Vendors.

For 2018, the Surveyed Vendors that provided product level information identified to Target 53 unique smelters and refiners. Additional information on these smelters and refiners is contained in Annex A to this Conflict Minerals Report.

Pursuant to the Conflict Minerals Rule, Target conducted due diligence for 2018. These due diligence efforts are discussed below.

D.  Due Diligence Framework Used

Design Framework

The recognized due diligence framework that Target uses for its due diligence is the OECD Due Diligence Guidance. The OECD Due Diligence Guidance contains five due diligence steps:

Step 1: Establish Strong Company Management Systems

Step 2: Identify and Assess Risks in the Supply Chain

Step 3: Design and Implement a Strategy to Respond to Identified Risks

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Step 5: Report on Supply Chain Due Diligence

These elements of Target’s program design are discussed below. However, these are not all of the elements of the program that Target has put in place to encourage responsible sourcing of 3TG contained in Target’s products. Additional information about Target’s execution of its due diligence measures for 2018 is provided under “Section E. Due Diligence Program Execution.”

Step 1.  Establish Strong Company Management Systems

Target’s Conflict Minerals Policy is publicly available at https://corporate.target.com/corporate-responsibility/responsible-sourcing/social-compliance/labor-and-human-rights.  The Conflict Minerals Policy is also summarized in this Conflict Minerals Report under “Section B. Target’s Conflict Minerals Policy; Participation in Industry Initiatives.” The information contained on Target’s website is not incorporated by reference into this Conflict Minerals Report or Target’s Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Target’s existing integrity hotline has been designated as a grievance mechanism for team members, vendors, and other interested parties to be able to report violations of the Conflict Minerals Policy.  Reports may be made online at www.TargetIntegrityHotline.com or via telephone from the U.S. and Canada at 1-800-541-6838.  Information on how to report a suspected integrity violation via telephone from outside of the U.S. and Canada is available at www.TargetIntegrityHotline.com.

The Target Corporate Compliance and Ethics (“TCCE”) team is responsible for managing Target’s 3TG compliance program. TCCE designates dedicated employees (referred to as “team members”) to supervise the program. TCCE receives support from other Target team members in Target’s sourcing, legal, internal audit, external financial reporting, and communications functions. The leadership of TCCE receives periodic updates regarding Target’s 3TG compliance program.

Training on the Conflict Minerals Rule and Target’s 3TG compliance program is made available to team members that support Target’s 3TG compliance program. Other team members are informed as needed about the Conflict Minerals Rule and Target’s policy with respect to sourcing products that might contain 3TG. Selected team members also periodically participate in conferences and benchmarking relating to the Conflict Minerals Rule and related compliance matters.

Target supplements its internal compliance team with outside professionals. Target uses a third party (the “Service Provider”) to collect, aggregate, and assess data from Surveyed Vendors to complement Target’s own internal management processes. Some of the activities described in this report, whether or not so indicated, are performed by the Service Provider on Target’s behalf.  Target also uses specialist outside legal counsel to assist with its compliance efforts. Target uses the Reporting Template to obtain information from its Surveyed Vendors concerning the sources of the 3TG used by the Surveyed Vendors and other information concerning the Surveyed Vendors’ related compliance activities.

Target maintains its 3TG-related records for a minimum of six years. Target has requested that the Service Provider store records in its possession on Target’s behalf in accordance with Target’s internal document retention policy.  These records are stored electronically by the Service Provider.

Target communicates its sourcing expectations relating to 3TG to vendors through direct communications, information posted on Target’s vendor website, and online training. Target’s item set-up system requests vendors to specify whether a vendor’s items contain 3TG. Target’s standard contract requires vendors to comply with the objectives of Target’s Conflict Minerals Policy. 3TG training is made available to new vendors as part of Target’s onboarding process and remains available to vendors after onboarding. Additionally, vendors are provided with an email address at Target where they can direct questions about Target’s 3TG compliance program or Conflict Minerals Policy.

The Service Provider, on Target’s behalf, sends communications to Surveyed Vendors concerning the Conflict Minerals Rule and Target’s 3TG compliance program, including instructions on how to complete the Reporting Template. Through the Service Provider, Surveyed Vendors also are offered access to a vendor education portal and email addresses and telephone numbers for questions and guidance for responding to Target’s information requests. The Service Provider also provides a multi-lingual help desk to assist Surveyed Vendors with questions on how to complete the Reporting Template.

In addition, vendors and factories that produce owned and exclusive brand products for Target (including the Surveyed Vendors) must participate in Target’s broader social compliance program. The program requires those vendors to register applicable facilities with Target, indicating the locations of facilities. Additionally, each facility and vendor where owned and exclusive brand production takes place must authorize unannounced compliance audits. Through Target’s broader social compliance program, Target has the right to conduct unannounced spot-checks of vendors who may have produced products that contain 3TG and have access to their documentation.

As part of Target’s commitment to providing increased supply chain transparency, Target publishes a list of registered factories producing Target owned brand products on a quarterly basis.  The list includes factories that directly produce Target’s owned brand products as well as apparel textile suppliers and wet processing facilities.

Step 2.  Identify and Assess Risks in the Supply Chain

Through the Service Provider, Target requests that Surveyed Vendors complete a Reporting Template. The Reporting Template allows Surveyed Vendors to provide product-specific information.

The Service Provider sends reminders to non-responsive Surveyed Vendors requesting registration with the Service Provider’s system and completion of a Reporting Template. The Service Provider notifies Target if Surveyed Vendors continue to be non-responsive. TCCE team members then follow up with non-responsive Surveyed Vendors and request their participation.

The Service Provider reviews the responses received from the Surveyed Vendors against specific quality control flags that trigger follow-up or escalation of the response. Follow-up inquiries are made by the Service Provider to Surveyed Vendors to address other incomplete responses or where Surveyed Vendors indicate sources of their 3TG that are unknown to the Service Provider.

If an entity identified as a smelter or refiner by a Surveyed Vendor is confirmed by the Service Provider to be a smelter or refiner, the Service Provider examines whether the smelter or refiner was listed as Conformant. If the identified smelter or refiner is not listed as Conformant, the Service Provider attempts to contact the smelter or refiner and/or consult publicly available information to attempt to determine the mine or location of origin of the necessary 3TG processed by the smelter or refiner.

Step 3.  Design and Implement a Strategy to Respond to Identified Risks

Summaries of Surveyed Vendor responses are provided to the leadership of TCCE. If a Surveyed Vendor response indicates that a product Target contracted to manufacture contained 3TG from the DRC or an adjoining country that was not from a Conformant smelter or refiner, Target’s 3TG compliance procedures specify that leadership of TCCE will be notified and the Surveyed Vendor contacted. Purchases of the identified product may be suspended until the Surveyed Vendor can locate a source of 3TG that can either be verified as coming from outside the DRC or an adjoining country or from a Conformant smelter or refiner in the DRC or an adjoining country, subject to a reasonable grace period to allow the existing smelter or refiner to become Conformant. TCCE will track any future violations of Target’s policy by Surveyed Vendors and Target may stop doing business with Surveyed Vendors that are unwilling or unable to comply with Target’s policy.

In addition, to the extent that identified smelters and refiners are not listed as Conformant, Target seeks to exercise leverage over these smelters and refiners to become Conformant through participation in and support of the RMI. Target also uses information provided by the RMI to its members to monitor smelter and refiner improvement.

Step 4.  Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with its due diligence, Target uses and relies upon information made available by the RMI concerning its independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is Conformant. Through its membership in the RMI, Target supports industry-level implementation of independent third-party audits of smelters and refiners.

Step 5.  Report on Supply Chain Due Diligence

Target files a Form SD and Conflict Minerals Report with the Securities and Exchange Commission. In addition, Target includes information on its Conflict Minerals Policy and 3TG compliance program in its annual Corporate Responsibility Report. Target’s Corporate Responsibility Report is available on its website at https://corporate.target.com/corporate-responsibility/goals-reporting/corporate-responsibility-reports.

E.  Due Diligence Program Execution

In this section, Target provides a non-exhaustive description of the due diligence measures that it took for 2018 pursuant to its 3TG compliance program and Conflict Minerals Policy, the Conflict Minerals Rule, and the OECD Due Diligence Guidance. For a discussion of the design of Target’s due diligence framework, please see “Section D. Due Diligence Framework Used.”

1.             Target communicated its sourcing expectations relating to 3TG to the Surveyed Vendors through direct communications and information posted on its vendor website. In addition, the Service Provider sent communications to the Surveyed Vendors concerning the Conflict Minerals Rule and Target’s 3TG compliance program, including instructions on how to complete the Reporting Template. Through the Service Provider, the Surveyed Vendors also were offered access to a vendor education portal and email addresses and telephone numbers for questions and guidance for responding to Target’s information requests.

2.             Training and other resources on the Conflict Minerals Rule and Target’s 3TG compliance program were furnished to applicable TCCE team members.

3.             Requests were sent by the Service Provider to Surveyed Vendors to complete a Reporting Template. The Reporting Template allowed Surveyed Vendors to provide product-specific information.

4.             The Service Provider sent reminders to non-responsive Surveyed Vendors requesting that they register with the Service Provider’s system and complete Target’s Reporting Template. The Service Provider notified Target if Surveyed Vendors continued to be non-responsive. TCCE team members followed up with non-responsive Surveyed Vendors requesting their participation.

5.             Follow-up inquiries were made by the Service Provider to Surveyed Vendors to address other incomplete responses or where Surveyed Vendors indicated sources of their 3TG that were unknown to the Service Provider.

6.             For those entities identified as a smelter or refiner by a Surveyed Vendor that were confirmed by the Service Provider to be a smelter or refiner, the Service Provider examined whether the smelter or refiner was listed as Conformant as of March 28, 2019. Each of the 53 unique smelters and refiners identified by Surveyed Vendors that provided product level information was listed as Conformant by the RMI.

7.             Summaries of Surveyed Vendor responses were provided to the leadership of TCCE.

8.             To mitigate the risk that the necessary 3TG contained in its in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, in addition to other measures discussed in this report, Target made training on its Conflict Minerals Policy and compliance expectations available to our vendors, including new vendors.

F.  Product Information; Identified Smelters and Refiners

Due to the challenges of tracing sources of 3TG in a multi-tier supply chain, Target was able to determine the origin of only a portion of the 3TG contained in its potentially in-scope products for 2018. Accordingly, Target has not determined that any of its products were “DRC conflict free” within the meaning of the Conflict Minerals Rule.  For the list of Surveyed Product Categories that Target determined might include some in-scope products that are covered by the Conflict Minerals Rule, see “Section A. Applicability of the Conflict Minerals Rule to Target.”

In connection with Target’s reasonable country of origin inquiry or due diligence, as applicable, the Surveyed Vendors that provided product level information identified 53 unique smelters and refiners. Additional information on these smelters and refiners is provided in Annex A of this Conflict Minerals Report.

Target took the efforts described earlier in this Conflict Minerals Report to determine the mine or location of origin of the necessary 3TG in the products of Surveyed Vendors.

G.  Future Risk Mitigation Efforts

Target has taken or expects to take the following steps in respect of 2019 to mitigate the risk that Target’s necessary in-scope 3TG benefit armed groups:

1.             Continue to promote industry-based efforts to educate vendors on the Conflict Minerals Rule and related compliance measures, through participation in multi-stakeholder initiatives;

2.             Further refine its scoping process, and its review of supplier responses, to enhance accuracy and efficiency;

3.             Encourage vendors to provide product level information for 2019 through ongoing outreach to vendors; and

4.             Engage with vendors that provided incomplete responses or that did not provide responses for 2018 to encourage them to provide requested information for 2019.

All of the foregoing steps are in addition to the steps taken in respect of 2018.

H.  Forward-Looking Statements

This Conflict Minerals Report contains forward-looking statements, which are based on Target’s current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or words of similar import. The principal forward-looking statements in this report include Target’s expected refinements to its 3TG compliance program.

All such forward-looking statements are intended to enjoy the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although Target believes there is a reasonable basis for the forward-looking statements, Target’s actual results could be materially different. The most important factors which could cause Target’s actual results to differ from its forward-looking statements are (a) the continued implementation of satisfactory traceability and other compliance measures by Target’s direct and indirect vendors on a timely basis or at all, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, whether in the DRC or its adjoining countries, the United States or elsewhere, and (c) those factors set forth in Target’s description of risk factors in Item 1A to Target’s Form 10-K for the fiscal year ended February 2, 2019, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and Target does not undertake any obligation to update any forward-looking statement.

Annex A

Capitalized terms used and not otherwise defined in this Annex have the meanings set forth in the accompanying Conflict Minerals Report.

Smelters and Refiners

In connection with Target’s reasonable country of origin inquiry or due diligence, as applicable, the Surveyed Vendors that provided product level information identified the smelters and refiners listed below as having processed the 3TG contained in Target owned and exclusive brand products in 2018. Please see the notes that accompany the table for additional information concerning the data in the table.

Smelter and Refiner Information

Metal	Official Smelter or Refiner Name	Smelter or Refiner Country	Certification Status
Gold	Asahi Pretec Corp.	Japan	Conformant
Gold	Heraeus Metals Hong Kong Ltd.	China	Conformant
Gold	Ishifuku Metal Industry Co., Ltd.	Japan	Conformant
Gold	JX Nippon Mining & Metals Co., Ltd.	Japan	Conformant
Gold	Matsuda Sangyo Co., Ltd.	Japan	Conformant
Gold	Metalor Technologies (Hong Kong) Ltd.	China	Conformant
Gold	Metalor Technologies (Singapore) Ltd.	Singapore	Conformant
Gold	Metalor Technologies (Suzhou) Ltd.	China	Conformant
Gold	Metalor USA Refining Corporation	United States	Conformant
Gold	Mitsubishi Materials Corporation	Japan	Conformant
Gold	Mitsui Mining and Smelting Co., Ltd.	Japan	Conformant
Gold	Nihon Material Co., Ltd.	Japan	Conformant
Gold	Solar Applied Materials Technology Corp.	Taiwan	Conformant
Gold	Sumitomo Metal Mining Co., Ltd.	Japan	Conformant
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	Conformant
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	China	Conformant
Gold	Tokuriki Honten Co., Ltd.	Japan	Conformant
Tin	Alpha	United States	Conformant
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	CV Ayi Jaya	Indonesia	Conformant
Tin	CV Tiga Sekawan	Indonesia	Conformant
Tin	CV United Smelting	Indonesia	Conformant
Tin	CV Venus Inti Perkasa	Indonesia	Conformant
Tin	Dowa	Japan	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Funsur Smelter	Peru	Conformant
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	China	Conformant

Metal	Official Smelter or Refiner Name	Smelter or Refiner Country	Certification Status
Tin	Jiangsu Wuxi Jindian Stainless Co., Ltd	China	Conformant
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Mineracao Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	Mitsubishi Materials Corporation	Japan	Conformant
Tin	O.M. Manufacturing (Thailand) Co., Ltd.	Thailand	Conformant
Tin	Operaciones Metalurgical S.A.	Bolivia	Conformant
Tin	PT Bangka Prima Tin	Indonesia	Conformant
Tin	PT Bangka Tin Industry	Indonesia	Conformant
Tin	PT Bukit Timah	Indonesia	Conformant
Tin	PT DS Jaya Abadi	Indonesia	Conformant
Tin	PT Inti Stania Prima	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Stanindo Intl Perkasa	Indonesia	Conformant
Tin	PT Sukses Intl Makmur	Indonesia	Conformant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Conformant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Conformant
Tin	PT Tinindo Inter Nusa	Indonesia	Conformant
Tin	Rui Da Hung	Taiwan	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	White Solder Metalurgia e Mineracao Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Yunnan Tin Company Limited	China	Conformant
Tungsten	Xiamen Tungsten Co., Ltd.	China	Conformant

(a)

The table lists only the smelters and refiners identified by Surveyed Vendors that provided Target with product level smelter and refiner information for 2018. The smelters and refiners reflected above may not be all of the smelters and refiners that processed the necessary 3TG in Target’s in-scope products, since: (i) many of the Surveyed Vendors indicated that they were unable to identify all of the smelters and refiners used to process the necessary 3TG contained in Target’s owned and exclusive brand products; and (ii) because not all Surveyed Vendors responded to Target’s inquiries.  In addition, some of the identified smelters and refiners may not be in Target’s supply chain due to over-inclusiveness in the information provided by the Surveyed Vendors.

(b)	The table only includes entities that were listed as smelters or refiners by the RMI.

(c)	“Smelter or Refiner Country” is the country in which the smelter or refiner is located.

(d)	“Certification Status” information in the table is as of March 28, 2019.

(e)

“Conformant” means that a smelter or refiner is listed as Conformant with the RMI’s Responsible Minerals Assurance Process assessment protocols, including those listed as “Re-audit in progress.” Included smelters and refiners were not necessarily Conformant for all or part of 2018 and may not continue to be Conformant for any future period. Target does not have information on the origin of the 3TG processed by any of the Conformant smelters and refiners prior to their respective certification dates.

(f)	Certification Status and Smelter or Refiner Country information included in the table are based solely on information made available by the RMI, without independent verification by Target.

Country of Origin Information

The countries of origin of the newly-mined 3TG processed by the Conformant smelters and refiners listed above may have included the countries listed below as well as possibly other countries. The listed countries of origin are derived from information made available by the RMI. Except for the DRC, the RMI does not indicate individual countries of origin of the 3TG processed by Conformant smelters and refiners. Instead, the RMI indicates country of origin by category. Conformant smelters and refiners listed above were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export from the DRC or adjoining countries: Argentina, Armenia, Australia, Azerbaijan, Bolivia, Botswana, Brazil, Burkina Faso, Canada, Chile, China, Colombia, Cyprus, Dominican Republic, Ecuador, Egypt, Ethiopia, Finland, Georgia, Ghana, Guatemala, Guinea, Guyana, Honduras, Indonesia, Ivory Coast, Kazakhstan, Kyrgyzstan, Laos, Lebanon, Malaysia, Mali, Mauritius, Mexico, Mongolia, Morocco, Myanmar, Namibia, Nicaragua, Niger, Nigeria, Papua New Guinea, Peru, Philippines, Portugal, Russia, Saudi Arabia, Senegal, Slovakia, Solomon Islands, Spain, Suriname, Sweden, Taiwan, Thailand, Turkey, Uruguay, United Kingdom, United States, Uzbekistan, Venezuela, and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing 3TG: Kenya and South Africa.

L3 – The DRC region: Burundi, Rwanda, Tanzania, Uganda, and Zambia.

DRC – Democratic Republic of the Congo.

In addition, according to information made available by the RMI to its members, some of the listed smelters and refiners processed 3TG originating solely from recycled or scrap sources and others processed both recycled and scrap content and newly-mined content from one or more of the regions indicated above.

Because the RMI generally does not indicate individual countries of origin of the 3TG processed by Conformant smelters and refiners, Target was not able to determine the countries of origin of the newly-mined 3TG processed by the listed Conformant smelters and refiners with greater specificity.